Mail Stop 6010

September 7, 2006

Ramesh C. Pandey, Ph.D.
President and Chief Executive Officer
Xechem International, Inc.
New Brunswick Technology Center
100 Jersey Avenue, Building B, Suite 310
New Brunswick, New Jersey 08901

> **Re: Xechem International, Inc.**
> **Schedule 14A**
> **Filed August 31, 2006**
> **File No. 0-20882**

Dear Dr. Pandey:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3. Approval of the 2006 Stock Award Plan, page 19

1.   Please revise this section to provide for any options you intend or have granted under your 2006 Stock Award Plan, including the participant's name and the number of options granted to the participant.

Proposal 4. Approval of Increase in the Number of Authorized Shares, page 24

2.   We note your disclosure in the first full paragraph on page 24 where you state that in addition to the common stock you expect to issue upon exercise of the options and the warrants, and conversion of debentures and the notes in the approximate amount of 785,700,000 shares "excluding any future issuances to Dr. Pandey", the issuance of additional shares will be to provide additional funds for working capital and acquisitions of other businesses. Please clarify if the 785 million shares are being awarded to Dr. Paney or to several shareholders.

3.   Please indicate your current intentions or understandings to issue the additional authorized shares of common stock that will result if this proposal is approved by shareholders. If you have no current intentions or understandings to issue the additional authorized common stock other than as provided in the document, please provide a statement to that fact.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Song Brandon at (202) 551-3821 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director